Exhibit (2)(k)(4)

{INVESTMENT DATE}

{FUND}

{Fund contact}

{Fund Address}

Re:	Notice of Waiver of Voting Rights

Morgan Stanley Institutional Fund of Hedge Funds LP

Dear Sir or Madam:

This notice is being provided in connection with the subscription for interests by Morgan Stanley Institutional Fund of Hedge Funds LP (“IFHF”), a Delaware limited partnership registered under the Investment Company Act of 1940, as amended (the “1940 Act”), in {Fund} (the “Fund”), a {Fund Structure} pursuant to the Fund’s{Organization Document}, and the Fund Subscription Agreement executed by IFHF and dated as of the date of this notice (collectively, the “Partnership Documents”).

IFHF is subject to investment limitations that, among other things, restrict IFHF’s investment in the Fund, at all times, to less than five (5) percent of the Fund’s outstanding “voting securities.” The term “voting securities” includes the right of the holder to vote for the election of directors, general partners or managers of the issuer, as the case may be.

This is to advise you that the interests in the Fund being initially subscribed for by IFHF, or any interests subsequently acquired by IFHF through subscription, transfer or otherwise, will not entitle IFHF to any of the following rights or powers (whether granted directly or indirectly under the terms of the Partnership Documents, side letter, voting trust or similar arrangement, or as a result of amounts invested in or committed to the Fund):

1. Any rights with respect to the removal or replacement of a director, general partner, managing member or other person acting in a similar capacity for or on behalf of the Fund (each individually a “Designated Person,” and collectively, the “Designated Persons”), which may include, but are not limited to, voting on the election or removal of a Designated Person in the event of such Designated Person’s death, disability, insolvency, bankruptcy, incapacity, or other event requiring a vote of interest holders of the Fund to remove or replace a Designated Person; and

2. Any rights in connection with a determination to renew, dissolve, liquidate, or otherwise terminate or continue the Fund, which may include, but are not limited to, voting on the renewal, dissolution, liquidation, termination or continuance of the Fund upon the occurrence of an event described in the Partnership Documents; provided, however, that, if the Partnership Documents require the consent of the Fund’s general partner or manager, as the case may be, for any such termination or continuation of the Fund to be effective, then this notice shall not preclude IFHF from exercising its voting rights with respect to such matter.

Furthermore, to the extent that IFHF, upon advice of counsel, determines that the exercise of any other right under the Partnership Documents would cause the interests in the Fund to be deemed “voting securities” within the meaning of Section 2(a)(42) of the 1940 Act, IFHF will notify the Fund that IFHF shall not be entitled to exercise such right.

This notice is intended to form a part of the Partnership Documents, the Fund’s constituent documents, and any subscription or other similar instrument. With respect to any conflicts between the terms of this notice and the Partnership Documents, the terms of this notice will take precedence and will be determinative as to the matters set forth herein, so far as they may modify, amend or rescind any term of the Partnership Documents and/or the Fund’s constituent documents.

If you have questions pertaining to this letter, please contact me at 610.260.7609.

MORGAN STANLEY AIP GP LP

By:
Name:	Sloan Walker
Title:	Vice President & Senior Administrative Officer

On behalf of:	MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

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